THIS DOCUMENT IS IN NO WAY INTENDED AS OR CONSTITUTES AN OFFER TO SELL OR A SOLICITATION TO PURCHASE ANY SECURITY, INTEREST OR OTHER INVESTMENT IN VISPIRI INC, DBA CLEVELAND WHISKEY, A DELAWARE CORPORATION.

This document is provided solely as a general description of the Cleveland Whiskey projected business plan and is subject to change. This document is not being delivered in connection with an offer to sell or a solicitation to purchase securities and may not be used or relied upon in such context. Any such offer or solicitation will be made solely pursuant to a subscription agreement, disclosure statement or private placement memorandum.

02.01.2020

Updated: 11.01.2020

Table of Contents

This business plan was initially written in February 2020. Times have changed.

In early March 2020, bars and restaurants started closing. Some by choice and others by government order but it happened quickly and within a few weeks virtually every bar and restaurant (with the exception of take-out service) had closed across America.

Unlike many of our competitors, our strategic focus emphasized off-premise (in-store) retail sales which has successfully mitigated some of the industry wide fall-off in on-premise revenue (bars/restaurants). When the pandemic hit, we didn't hesitate to take advantage of recovery programs from various governmental agencies. We received a forgivable loan under the Federal Payroll Protection Program, a low interest loan under the Federal Emergency Disaster Program, and a favorable rate loan from the Economic Community Development Institute in Cleveland. In addition, as recognition for the work we've done in the community, we received a highly competitive grant from Citizens Bank. We also were awarded a grant from the State of Ohio to help us continue our work in support of front-line health care workers and at-risk populations.

With a loyal customer base, sales have remained strong and our strategic multi-year initiative to build a sizeable and geographically diverse group of customers and equity holders (currently across 49 States and in 28 countries) has enabled us to continue growing our distribution footprint. This in turn will facilitate a strong recovery once the pandemic recedes.

The big question then is what the economic impact will be on Cleveland Whiskey. The company's fundamentals are strong, and our cash position allows us to weather a sustained economic storm. Importantly, the company remains poised for significant growth as the economy emerges from both the health and business crisis.

On the positive side, early in the pandemic we partnered with the Cleveland Clinic to produce hand sanitizer for their 51,000 front-line health care workers. Our decision to provide labor and materials as a donation to the Clinic not only was the right thing to do but appears to be bolstering our retail sales in Ohio and has significantly increased both our social media footprint and overall brand equity.

More recently, working in partnership with MAGNET, the Manufacturing Advocacy and Growth Network, we've been able to obtain material donations from Proctor and Gamble, enabling us to provide sanitizer refill kits directly to the State Warehouse system for distribution to first responders including police, firefighters and emergency medical staff. All of the material is branded with the Cleveland Whiskey name.

Given the continued relevancy of our strategic plan, albeit with appropriate adjustments, we purposely avoided a complete re-write, allowing the reader to gain important insight into our pre-pandemic thinking. That said, we've provided relevant updates **highlighted in RED** throughout.

Executive Summary

In the summer of 2013, INC Magazine wrote about a new company called Cleveland Whiskey. It was an innovation focused, advanced technology manufacturing company that was about to disrupt an industry steeped in tradition. An industry dominated by billion-dollar conglomerates and companies that haven't changed their methods in generations. Whiskey "traditionalists" were already calling us heretics.

Skip forward a few years and we've captured a total of seventy-one medals and awards at competitions around the world, including thirty gold, double gold and "best-of" awards. Named "Whiskey Distillery Innovator of the Year" at the 2016 Berlin International Spirits Competition and the following year named "Bourbon Whiskey Distillery of the Year" at the 2017 Asia International Spirits Competition. In 2019 we won another gold medal at the New York International Spirits Competition and were honored to receive a platinum medal and the consumers' choice award at the SIP International Spirits Competition.

Although a number of spirits competitions have been cancelled or delayed, in the last few months, in 2020 we've added significantly to our awards, bringing our total to ninety-four with forty gold or better.

We're not just winning medals but standing tall in taste tests as well. In over 3,600 blind taste tests, our 100 proof Cleveland Black Reserve™ has been consumer tested against Knob Creek®, an established Suntory-Beam small-batch Kentucky Bourbon, which in the past decades has won almost every gold and double-gold medal available in whiskey competitions around the world. Like David against Goliath, our own bourbon was preferred 54% of the time. More importantly, while Knob Creek has maintained their recipe and process, Cleveland Whiskey has systematically implemented process updates which allows us to deliver a continually improving flavor profile.

Uniquely positioned, we're producing some truly amazing and interesting whiskies, building meaningful, well-positioned brands and ready to aggressively scale production with proprietary technology that provides significant competitive advantage. Financial and operating projections are summarized below (See **Appendix: Financial Statements**):

Financial Projections ($)	2019	2020	2021	2022	2023
Revenue	2,005,312	2,403,343	3,267,840	11,782,692	28,407,270
Cost of Revenue	884,846	911,092	1,050,369	4,307,814	10,379,793
Gross Profit	1,120,467	1,492,251	2,217,472	7,474,879	18,027,477
Total Operating Expenses	1,316,901	1,342,486	1,642,225	2,891,104	4,815,685
Interest and Other	(215,504)	89,399	222,900	325,449	319,080
Pre-Tax Income (loss)	19,069	60,366	352,347	4,258,326	12,892,712
Adjusted EBITDA	(46,510)	310,985	961,467	5,219,995	13,911,635

Note: Actual financials may differ from the projections depending upon execution of the business plan, including but not limited to the amount of funds raised, deployed, and allocated (capital expenditures or deductible expenditures) and the application of GAAP. Federal Excise Taxes for all years based on 2020 tax rate. Any changes to this rate may have a material impact. Amounts exclude non-cash stock-based compensation expense. Other (net) in 2019 includes non-cash impact of favorable long-term liabilities settlement, offset slightly by asset impairment charges and inventory write-

down. Other (net) in 2020 includes impact of Paycheck Protection Program forgivable loan, offset by certain costs related to PPE production. Financial projections have been revised to reflect economic uncertainty associated with the Covid-19 Pandemic and reflect what is expected to be a continuing moderating effect on growth and profitability.

Our technology allows us to bypass the inefficiencies and restrictions of barrel aging, which dramatically reduces inventory requirements, eliminates evaporative loss, and accelerates new product development and market entry. Importantly we're producing spirits with natural flavor profiles that can't be duplicated. In alignment with consumer trends for clean label and healthier alternatives, we're doing it without sugar, syrup, artificial flavor, or color.

Although American spirit exports are currently being slowed if not altogether stopped due to tariffs, the world market continues to expand. The competition has struggled with meeting demand and consumers are searching for new and interesting sensory experiences. That's something we can deliver. It's the right technology, in the right market and at the right time with an increasing number of acquisitions at record valuations (see "**Equity and Valuations**").

In 2019 we continued to expand non-traditional marketing programs, with a focus on varied consumer trial scenarios driving first purchase and word of mouth (see "**Marketing and Sales**"). With the necessary funding to address current space constraints (see "**Appendix: Facility Expansion**"), we continue implementing advances in our technology, significantly increase production capacity, accelerate and expand additional revenue sources and improve manufacturing cost structures and gross margins.

With total funding to date totaling $4.9 million, the company is expecting to seek additional debt and equity funding of $10.6 million. The funding allows for the build-out of a new production facility and tour center, significant production capacity increases, new product development, expanded domestic and international distribution, increased brand support and organizational investment (see "**Use of Funds**" for specifics).

Our growth strategy is focused on providing additional opportunities for product trial, accelerating our pace of new product introductions, and systematically improving our operating margins.

The impact of the Covid-19 Pandemic remains uncertain over the long-term. Opportunities for product trial may remain limited and require new thinking to ensure that products continue to be sampled albeit within different venues and under changed trial environments.

Market Demand

A few years ago, everyone, including Fortune Magazine, Forbes, USA Today, U.S. News and World Report and many of the television networks were talking about the "The Great Whiskey Shortage." In 2018, the whiskey tariffs shifted our attention to export markets, including both China and the EU, taking a significant revenue drop (U.S. whiskey exports to the EU resulted in an industry 8.7% revenue drop in the first six months of their implementation). American whiskey exports to the European Union continued a downward trajectory in 2019, dropping 27% from 2018 (Distilled Spirits Council: 2019 Economic Briefing).

While data in 2020 is yet to be released, all indicators, especially with the compounding effects of the pandemic and ongoing discussions of increased tariffs and greater market uncertainty, show continued reductions in American whiskey exports to the European Union and Asia.

Despite the tariffs, the U.S. spirits category continues to gain share of total alcohol purchases (wine, beer, and spirits) with a current share of 37.8%. More specifically, United States revenues for bourbon and rye were up year on year 10.8% (Distilled Spirits Council: 2019 Economic Briefing).

Given continued domestic growth and the expectation that export markets will eventually rebound, the industry can't seem to move fast enough with investments in new production facilities, with almost every major player building new capacity. The problem is that these investments will take years, if not a full decade, to begin making an appreciable impact on supply relative to demand.

In emerging markets, albeit many of them on-hold while tariffs are in place, whiskey represents a conspicuous "affordable luxury" for growing middle-class populations. There's an opportunity to fill market gaps, establish brands and profile flavors to fit different, albeit evolving palettes. While not currently factored into industry projections, those markets will undoubtedly come into play.

Note that overall market demand, despite the Pandemic, remains strong. While consumption has shifted from on-premise (bars/restaurants) to off-premise (at home), overall purchase of spirits shows continued growth. Future tariff relief would allow for additional and accelerated growth.

Products

The company currently stocks a total of eight (8) whiskey variations on retail shelves along with a series of short run "distillery only" specialties and custom barrel products. The first two products we released share a classic Bourbon flavor and aroma profile, as follows:

1. Cleveland Black Reserve (100 Proof Bourbon). Released in March of 2013, the Black Reserve is a high proof bourbon that's exceptionally dark with a bold, mouth filling flavor that hints of dark chocolate, black cherry, and Italian espresso. This is the one we used in blind taste tests against Knob Creek and it is consistently preferred by one out of two participants (54%) participants.

2. The "Eighty-Seven®", is another bourbon with a little less oak and a little more spice from the rye grain in the mash bill. Slightly more approachable, it still has a relatively high proof at 87, but is priced more aggressively as an every-day whiskey for cocktails.

Our third release spiced it up, quite literally. A seasonal bourbon with all-natural flavors designed for both regular whiskey drinkers and those new to the category.

3. Christmas Bourbon®. It simply tastes like Christmas. All the flavor and aroma of a premium bourbon coupled with nutmeg, cinnamon, allspice, cloves, vanilla and just a hint of orange.

The Cleveland Underground® line is a series of medal winning whiskies finished with transformative woods like black cherry, hickory, sugar maple, apple, and honey locust. No sugar, no syrup, no artificial flavor, or color. Strategically positioned in a whiskey market that derives most of their flavor from the basic and traditional oak barrel. This is some of the most important work we are doing and a principal reason behind winning awards like "Whiskey Innovator of the Year".

4. Underground / Black Cherry Wood Finished Bourbon. At 94 Proof, this uniquely finished bourbon delivers a well-rounded rich texture with light and slightly tart flavors from the cherry. An exceptional and unique bourbon that is the winner of eleven (11) Gold, Double Gold and Platinum Medals at International Spirits Competitions around the world.

5. Underground / Apple Wood Finished Bourbon. Subtle green apple tartness with a light and airy body at 90 Proof. Tender sweetness with notes of baking spice. Another Gold Medal winner with continued sales growth.

6. Underground / Sugar Maple Wood Finished Bourbon. Using charred, air-dried and sustainably harvested sugar maple, there are subtle sweet maple, vanilla, and caramel undertones with a rich and robust color.

7. Underground / Rye Whiskey Finished with Black Cherry Wood. Our first rye whiskey but not just any rye. Finished with black cherry wood it's a uniquely smooth 90 proof that's already winning medals and rapidly expanding its retail presence.

8. SMOK'N™. A new and adventurous release which hit retail shelves in Q4 of 2019, it's a flavorful hickory smoked bourbon born of our technology and a love for barbeque and bourbon. It's also a new, modernly retro label and bottle design that differentiates it from previous CLEVELAND and CLEVELAND UNDERGROUND lines.

On July 1, 2020 two new wheated bourbons were released. The first, branded as Bridge & Main™, is a 90-proof bourbon whiskey being placed as a private label offering into a 600-store alliance of independent liquor retailers. Additionally, we've released a 94-proof wheated bourbon finished with black cherry wood and branded as "Wheat Penny 1958™". The product is currently being distributed in Ohio, Connecticut, Massachusetts, and Rhode Island.

Also note that based on market and industry feedback, SMOK'N is in the process of being re-named and re-launched as KELVIN 507™ with additional variations (bourbon, rye, and malt) to be launched within the overall KELVIN brand umbrella.

We're continuing to develop and test a range of botanical spirits and gin, some small runs of various rums, a malt whiskey, and finished agave spirits. As part of our product evaluation process we produce an ongoing series of limited production, distillery only collaborations with local partners. To date, in addition to multiple barrels of maple syrup and locally roasted craft coffee and cold brew infusions, we partner with local breweries and have produced a series of unique beer barrel bourbons. Sold principally during Open House events, we benefit jointly from shared social media promotion and develop increasing numbers of brand advocates.

Given restrictions placed on gathering size and social distancing recommendations, the company has temporarily postponed all open-house events and scheduled Distillery tours. On June 27th, the company conducted its first "Curb-Side Open House" event with product pre-orders placed during the week preceding the event. With a total of 241 bottles sold and revenues exceeding expectations, the event was

an unqualified success, both in terms of overall profitability and customer appreciation. A subsequent September 26th event was equally successful with revenues well in excess of historical "indoor event" averages. Pending changes with respect to the Covid-19 Pandemic, near-term future events for both single barrel product release as well as our seasonal products will likely be managed as Curb-Side initiatives.

In addition, we market a custom barrel program to bar and restaurant chains, off-premise accounts, charitable organizations, and social membership groups. Using the full range of natural flavors from our Cleveland Underground brands, as well as other woods like hickory and honey locust, we can offer custom blends with unique flavor profiles, individualized proof levels and with the organization names and logos on the labels. It's an extremely efficient sales process which delivers a high margin, high value, and high satisfaction product to our customers.

Competition

While whiskey market volume has continued to grow over the past decade, it's the premium space that has seen continued growth in each of the last few years (Distilled Spirits Council Economic Briefing, 2/12/19). Consider that just twenty years ago Jim Beam made one product, the very familiar white label *Jim Beam Kentucky Straight Bourbon*. Now, the product line includes not only the core Bourbon, but also *Jim Beam Black 8-Year-Old, Basil Hayden's Small Batch, Jim Beam Devil's Cut, Knob Creek Small Batch, Booker's Uncut/Unfiltered Small Batch, Baker's Small Batch* and more. Wild Turkey Distillery, in addition to its standard bottling now offers *Rare Breed Small Batch, Wild Turkey "Kentucky Spirit" Single Barrel, Wild Turkey Tribute* (at $90 a bottle) and *Russell's Reserve Limited Edition*. Other major American Distilleries do the same, including Heaven Hill Distilleries, the Jack Daniel's Distillery and Buffalo Trace Distillery. Even the iconic Maker's Mark, now part of the Beam Suntory conglomerate introduced its first new brand in almost 6 decades with Maker's 46®, selling at hefty premium to the standard Maker's Mark. The movement was part of an imperative to seek better margins on shrinking stocks of well-aged whiskey, plus changing consumer preference and expectations which makes it all work.

Although still representing a fraction of spirit production volume, the American Craft Distillery movement continues its rapid growth, with 2,046 active "craft" distilleries in production as of August 2019 (American Craft Spirits 2019 Annual Report). When the proliferation of craft brands is combined with the smaller production brands from major distillers, we see increased crowding in the retail space and on bar shelves.

From a technology perspective, Cleveland Whiskey is unique with our mix of intellectual property and proprietary secrets. We are not however ignoring South Carolina based Terressentia. With a patented technology centered on the application of ultrasonic waves, they claim to produce a spirit with a smoother mouth feel and enhanced taste. Although not specifically an "aging" process, the technology is currently being applied to un-aged distilled products and some of the younger bourbons. Los Angeles based Lost Spirits, another technology competitor, claims the use of high-intensity light and has focused more on licensing small production systems to other craft distillers. There's also Edrington backed Brain Brew Spirits with brands like Relativity and using what they call "compression finishing technology" for a more rapid aging process.

More recently we've seen the introduction of what's being called "molecular whiskey" by San Francisco based Endless West. With a base of neutral grain spirit and a series of flavorings it has created a buzz in the market which reinforces the public's perception on acceptable use of technology in spirits production.

Marketing and Sales

We've seen *Yellow Tail, Fat Bastard, Smoking Loon, Bistro Dog and Crocodile Chase*. Brand names like *Mad Housewife*, *Frogs Leap, 3 Blind Moose* and *Barefoot* are now common in the wine business and it's energized the market. It also changed consumer expectations in other categories.

Vodka jumped in early with creative names and new imagery provided by *Grey Goose, Tito's, Absolut, Effen,* Cîroc and others. Don't forget flavors and infusions. If there has been one single most effective strategy for attaining shelf space and increasing market demand in the vodka category (at least until recently), it's been new flavors for existing brands.

Craft brewers have shown their creativity as well. One doesn't have *to look much farther than Cleveland based Great Lakes Brewing with product names like Burning River Pale Ale, Christmas Ale* and *Holy Moses White Ale*. Names which range from *My Wife's Bitter* and *Pearl Necklace Oyster Stout* to *Hoptimus Prime* are crafted like recipes in the hands of a master chef.

Then there's whiskey. Whiskey is traditionally focused on distillery heritage names and vintage, and yet there's movement by producers toward intangible symbolism and unique product characteristics. Consumers have taken notice of small batch/single barrel products which give the perception of custom crafted products and there's a sprinkling of contemporary and innovative brands like *The Peat Monster, Superstition* and *Hedonism*. For the last few years, we've seen flavor setting the category on fire (pardon the pun) with Fireball Cinnamon, Red Stag and American Honey.

Bottom line is that right now there's a market opportunity that aligns with the innovative capabilities at Cleveland Whiskey. It also opens the door for creative thinking in our approach to sales and marketing.

Let's start with getting product on the shelves.

Complicated, bureaucratic, and often draconian regulations and tax rules vary from state to state and distribution in the United States is a time consuming, intensive and expensive process. The infamous "three-tier" system means that producers must use licensed distributors, who in turn must sell to licensed retailers.

To make it work has always required classic "feet to the ground" sales through distributors, which are followed up by assertive sales and support, including promotional visits to both on and off-premise facilities, "ride-along" initiatives with the distributor sales reps as well as participation in training and tasting events at retailers. We play at the edges with the big guys but it's admittedly costly, requires a traditional sales force and aggressive investment for marketing support.

Here's what we've learned.

It's expensive. Not just the cost of our sales staff and the absurd inefficiency of small volume sales that require face-to-face contact, but also the corrupt nature of the sales channels themselves. For instance, it's a generally accepted albeit fraudulent practice to swipe a credit card for a fictitious sale. It's a kickback, a bribe or, with the one of most generous interpretations, a way to surreptitiously discount your products. The big brands have the budgets to do this and they're certainly not shy about using it.

For a small brand it's a way to spend your way into bankruptcy, so here's what we do instead:

1. We started just like every other distillery. Focused on getting distribution EVERYWHERE. It burned through cash much too quickly and it simply wasn't what we wanted to do. As a technology company, we recognize that our brands are primarily vehicles to prove and enhance the equity value of that technology. Accept that premise and we can make do with distribution in a much small number of selected and diverse markets.

   That puts us in New England (we do well in Massachusetts, Connecticut and New Hampshire), the Midwest (Ohio, it's our home territory and where our coverage across the state is fairly inclusive) and the West Coast where we've been building our presence in California. From these markets we get a range of feedback on all of our brands. It helps us develop new ones, improve their flavor profiles, and continually make incremental changes to our process and intellectual property. This targeted approach provides for more cost-effective deployment of our sales staff and allows for efficient placement of traditional media and advertising.

2. Undeniably our investors want GROWTH. Outside of our primary markets, we target top independent, multi-location retail chains, provide them with an exclusive agreement on an abbreviated product line and utilize distributors to simply clear products which are pre-purchased by the retailer. This reduces channel costs, allows for manageable discounting, and provides predictable revenue. To be clear, this is a significant pivot that we're making mid-2020.

3. Bars are the WORST. We simply stay away from most of them. On a bottle by bottle basis, they're the most expensive sale to make. While bartender recommendations were critical before the advent of social media, they are arguably less important today. We don't avoid all of them, just the ones that make selections based on what incentives you might have or how much money you can pay.

   The strategic and arguably unorthodox decision to move away from on-premise placements proved prescient when bars and restaurants were closed due to the Covid-19 Pandemic. We still however need pathways for consumer tasting and placement.

   But we can build our own. As an integral part of our new facility, we'll include a special restaurant and bar. With featured cocktails designed specifically for our range of whiskies and a menu that takes advantage of our product line, we anticipate a two-way flow of people between the restaurant/bar and the distillery, including our bottle shop. While one facility doesn't replace an on-shelf presence in some of the bars we've turned away from, the margins for our own on-site sales are significantly higher and we control the narrative.

   Designs for the new facility are being purposely flexible to allow for changes occurring during the Pandemic. Financial projections have been adjusted downward in anticipation of scenarios which do not support large scale events and require smaller restaurant and bar occupancy.

4. Given our technology and the ability to produce very small batch, niche products efficiently and cost effectively, e-commerce is a natural channel. Unfortunately, current Ohio state regulations prohibit us from direct shipping to consumers, both in-state and out-of-state. It's been a priority for Cleveland Whiskey and other Ohio distilleries to get the law changed and it appears that we're moving in the

right direction. House bill 237 which reverses the shipping prohibition still needs to go through committee but has received support from both the Speaker of the Ohio House as well as the Governor. Should the rules change, e-commerce becomes an integral part of our sales and marketing program.

Although legislations for Direct to Consumer (DTC) shipments have yet to be approved, the Ohio Liquor Commission appears to currently support the initiative and is developing the necessary e-commerce platform for immediate release should the legislation move forward. With additional States now allowing DTC, including Kentucky and Virginia, there is increasing pressure to ensure competitive parity.

International: *The focus for 2020 revenue is clearly domestic. While international markets are an important part of our long-term plan, it's not part of the 2020 forecast. Although we continue discussions with distributors and brokers in China, South Korea, Japan and the United Kingdom, markets with the potential for long term incremental revenue, recent tariff issues and overall market uncertainty has stalled the process, at least for now.*

Once our bottles are on the shelves, what do we do next?

Marketing investments in 2020 are focused on more consistently delivering brand awareness and preference in markets where we have a shelf presence. We pivoted away from external and expensive agency support as our primary "marketing department" to a more experienced, focused and creative internal team which is a key driver in continued revenue growth on a multi-year basis.

We've also replaced the sampling and awareness generation that traditionally was provided by on-premise (bars/restaurants) menu placement, signature drink development and mixologist advocacy with a dedicated events team that actively seeks out opportunities where we can get people to try our products and where we can control the message. We leverage that work with active social media and systematic engagement with our self-identified customer base through Instagram, Facebook, Twitter, and e-mail. That also includes the engagement of our very special team of brand ambassadors, over 1,600 small investors we brought on through on-line equity funding initiatives in 2016 and 2018.

With a full-time events manager we average almost 30 tastings, tours, and events each month and expect that number to increase significantly with a new and larger facility designed from the ground up to facilitate tour group. Considerably more frequency, larger groups, and more revenue per customer not only from our bottle shop but from the attached restaurant/bar.

Clearly with changes due to the virus, we are re-thinking our approach to awareness generation and trial. Whether that is a temporary or continuing hurdle remains to be seen. On a tactical level, we have boosted external advertising which directs consumers to our products at retail and are aggressively using social media to activate our existing consumer base in terms of making recommendations as well sampling to friends in small groups.

We can also color outside the lines.

Describing us as simply another distillery is a little like comparing Uber® to a Yellow Cab® company. Take for instance our version of custom barrel programs offered by larger players such as Buffalo Trace, Jack Daniel's, and Angel's Envy. Our custom blended "barrels" allow retailers, restaurant chains and even individual bulk purchases (i.e. corporations) to customize a blend which includes a unique range of wood finishes.

Consider that our whiskies are not only initially aged in oak, but also finished with transformative woods such as black cherry, sugar maple, hickory, or apple. The range is extensive and will ultimately include more special release / limited production iterations using exotic yet sustainable woods such as pear, almond and mesquite.

Our custom barrel program is hand-sold by specially trained Cleveland Underground brand advisors and typically involves a sale with a minimum 120 bottle purchase (750 ml) with labels embossed to identify the specific blend selected by and for the purchaser. Importantly, the sales process is efficient, and the result is significantly more profitable.

Guided by imagination, not tradition or regulation, are the series of collaborations we're building with craft breweries, local coffee roasters and even a maple syrup company. We not only collaborate on limited production whiskey runs but also leverage our partners' social media network.

Collaborations which leverage the social media reach of each participating party are critical as face-to-face interactions and sampling is limited. This is an area we've consistently worked on. The most recent example is our recent Curbside Open House where we released a Honey Barrel Bourbon developed in collaboration with urban beekeeper Wesley Bright and his company Akron Honey. Sales at this event came in 28.9% higher than our running average.

Equity and Valuation

To calculate a valuation – let's consider some relevant examples over the last decade in terms of how much the company might ultimately be worth at exit, starting first with traditional valuations based on consumer brands.

In May of 2009, Campari paid $581 million for the established yet underperforming Wild Turkey bourbon brand at an estimated four times revenue and 12 times EBITDA during a period of recession influenced market valuations. In September of 2012, Rémy Cointreau agreed to acquire Bruichladdich, the Islay single malt Scotch whisky brand for $90.3 million. The transaction represents EBITDA multiple of 24. Analysts had predicted that the single malt brand would sell for around £43 million ($66.7 million). Note that only two years prior, Bruichladdich was bought from Beam Global Spirits & Wines in 2000 for $10.1 million.

In 2014, Campari bought the closely held Forty Creek Distillery for $167 million at an estimated multiple of 14.5 trailing earnings. Even more recently, Japan's Suntory acquired Beam for $16 billion, valuing the U.S. whiskey maker at a trailing earnings multiple of 20.5 (pre-interest, taxes, depreciation, and amortization).

In April of 2014, Diageo (Johnnie Walker Scotch and Smirnoff vodka) made a strategic bid of $1.9 billion to take majority control in United Spirits. The Diageo bid indicates a valuation pegged at 38 times 2013 EBITDA. Outbidding Pernod Ricard and LVMH Moet in October of 2016, Constellation Brands acquired High West Distillery in a $160 million deal that valued the company at almost 11 times trailing revenue. Although valuations weren't disclosed, in December of 2017, Cuervo acquired the Pendleton whiskies in a deal believed to be worth $205 million.

In August of 2019, following an earlier June agreement to acquire a majority investment in Rabbit Hole Whiskey, Pernod Ricard announced their acquisition of Castle Brands in a deal valued at $223 million. Also, in August, Constellation was reported as making an investment in North Carolina based Durham Distillers. This follows an earlier summer investment in Montanya Distillers. Terms of both investments were not revealed.

It's worth noting that acquisitions aren't enough. The industry needs to expand capacity and they're making investments accordingly.

While some companies are struggling with price changes and allocations to manage limited supplies, Brown Forman, with brands that include Jack Daniels® Tennessee Whiskey, Old Forester® Kentucky Bourbon and Woodford Reserve® is spending more than $100 million to expand their current infrastructure. Not to be outdone, Wild Turkey's parent Gruppo Campari has also invested more than $100 million in new production facilities. Most recently, Pernod Ricard announced that they were breaking ground on a new $150 million whiskey distillery in the Sichuan province of China. It's important to note however that these investments won't have a noticeable impact for years.

The immediate impact of the Covid-19 Pandemic on mergers and acquisition is unclear with conflicting opinion on whether this will lead to additional consolidations or simply slow any activity down. Either way, our plan is to continue strengthening the company financials, growing our customer base, and expanding our production capacity.

There's more to this than just traditional valuation models.

While valuations based strictly on these measures are positive, we believe that a sizable portion of the value of this company lies in the technology. Specifically, our ability to be the world's only "just in time" manufacturer of whiskey. We expect that any future valuation for Cleveland Whiskey will consider not only case sales, growth prospects, revenue and EBITDA, but also the impact of our disruptive technology which can significantly change the cost structure and capacity constraints of any larger and more traditional spirits manufacturer.

Consider for example the 8.1 million barrels of whiskey currently aging in Kentucky alone (see Kentucky Distillers Association "2018 Bourbon Facts"). That's over 2 billion 90 proof bottles. The cost of maintaining that inventory, waiting for 6, 8, 10 or more years, dealing with evaporative loses (Angel's Share), taxes on every barrel and simply the time value of the investment is enormous. In addition, as evidenced by a number of recent rickhouse fires, there are significant risks. https://www.salon.com/2019/07/04/jim-beams-massive-warehouse-fire-latest-in-a-series-of-kentucky-bourbon-distillery-accidents/

Our technology would help.

When demand is increasing, implementation of our technology can rapidly expand overall production capacity. Conversely, when supply is exceeding demand, production levels can be quickly reduced or transferred to other spirit products without the carrying cost of larger capital investments and the worries of insufficient inventory levels for future demand.

A technology which enables manufacturers to measurably reduce COGS, move traditional barrel inventory to finished product significantly faster and dramatically accelerate the new product development process is arguably of more value than anything achieved from near to mid-term brand building. Indeed, part of the relatively recent increase in M&A activity is to provide new capacity and innovative ideas for established companies. Unfortunately, playing this way makes it a zero-sum game. More capacity for one brand simply takes it away from another and despite hundreds of millions being spent on capital projects, it simply takes too long.

Funding to Date.

As background, we've received a total of $4.5 million in government grants, low interest loans, equity investments and convertible debt. Current outside equity investment totals roughly $3.1 million plus approximately $0.8 million in outstanding debt.

External funding started with a $25,000 Innovation Fund grant provided through the Lorain County Community College Foundation; a $15,000 deferred payment / low interest loan by the Cuyahoga County New Product Development and Entrepreneurship Loan Fund which in turn was followed by an additional deferred payment / low interest loan in the amount of $123,500 awarded by the Cuyahoga County Department of Development.

Cleveland Whiskey was subsequently awarded a second Innovation Fund award, this time $100,000 in the form of a low interest debt security; in 2013, the company borrowed $150,000 from the Economic and Community Development Institute (ECDI) amortized over 5 years (fully paid in 2018); in 2014 we added $500,000 in convertible debt from existing investors; in 2017, the company borrowed $122,400 from the City of Cleveland amortized over 7 and a half years; and in 2018, the company again borrowed from ECDI, a new loan of $185,000 with a 5 year amortization. Also, in 2018 we took out our first commercial loan to help leverage some of our additional equity funding. The loan was for $140,000 and amortized over five years.

During the Covid-19 Pandemic, the company actively solicited additional funding when offered on favorable terms. The Paycheck Protection Program (PPP) award of $193,100 is a forgivable loan if proceeds are used for approved expenditures such as payroll and insurance. Additional debt includes a $150,000 Economic Injury Disaster loan (EIDL), and $20,000 from the Economic Community Development Institute. The company has also received a $15,000 Small Business Recovery Grant from Citizen's Bank, and a $500,000 grant from the State of Ohio to support our hand sanitizer production and ongoing donations to first-responders, nursing homes, front-line healthcare workers and other at-risk populations.

Why are we raising money?

To increase production capacity, expand customer engagement and facilitate revenue growth, all key reasons, and each plays an important part in getting the company to a successful exit. As follows:

1. Production Capacity. Our sales trajectory indicates that we hit capacity at our current facility and with our current equipment in late 2020. Even with some expected interim investments at our current site (supported by phased investment funding), we hit hard limits later in 2021. More space means improved management of raw materials, work in progress and finished inventory along with

economies of scale in our fermentation and distillate runs. That would help to reduce our costs, provide greater production flexibility, and ensure optimal margins where there are incentives for local production.

Expected sales trajectory has been adjusted due to Covid-19 Pandemic bar and restaurant closures as well as forecasting the impact into 2021. Peak capacity constraints are still relative however the timeline has been pushed out into late 2021/early 2022.

2. Customer Engagement and Brand Awareness. Almost every person who comes through an engaging distillery tour or attends a distillery event becomes a brand advocate (if they weren't already). With on-site sales of bottles, t-shirts, glasses, and other branded merchandise there's an immediate impact but it extends well beyond the money spent on that occasion. The experience encourages word of mouth and social sharing, generating not just additional awareness but influencing purchase preference as well.

   Our current facility co-located within the MAGNET advanced manufacturing technology incubator is simply too small for both our increasing production needs and the ability to successfully engage our visitors in the best ways possible. In addition to the size constraints, the location itself is less than optimal for any form of visibility or use as a successful event or tour venue.

   With an expanded facility, we create a more experiential facility which highlights how we use innovation and what makes us different and interesting from both a consumer and potential industry partner perspective. Unlike more traditional distilleries, this facility will highlight the science and technology of future-state beverage alcohol production. To complement each guest experience, the new facility would include a restaurant, full-service bar area, an expanded tasting room and bottle shop. This aggressively and effectively promotes consumer advocacy which means positive word-of-mouth and active social media posting. In turn, this activity drives new customers to purchase and existing customers to repurchase.

   Adjustments to both the size and frequency of distillery events and tours are reflected in the updated in the financial forecasts provided in this plan. It is expected that the Covid-19 Pandemic impact will carry forward through 2021 and the adjustments have been made accordingly.

3. Revenue growth. Year-on-year revenue was up over 60% in 2017 but we took a hit with tariffs in 2018 which virtually eliminated our growing export business. We used that market change to revise our domestic strategy, maintain double digit growth and make some purposeful changes in our approach to markets and our product lines. We also took the necessary time and made the investments to focus on technology improvements and develop a series of new products which are now ready for systematic release.

   On 2019 we soft-launched the first in a series of newly developed brands and products. It's a smoked bourbon but unlike other brands which smoke their grains and then lose most of the flavor and aroma through the fermentation and distillation process, we do it rather differently. Using our technology, we utilized smoked wood, in this first release, a smoked hickory wood which directly contacts that spirits during maturation. The brand name: SMOKIN. A new bottle design, a new label, and a new brand.

As previously mentioned, SMOKIN is being re-branded and re-released under the brand name Kelvin with numeric values assigned for bourbon, rye, and malt whiskey variations.

More brands and variations will follow at a minimum of three (3) releases per year. Not all in the whiskey space and we'll pull underperforming brands to allow our marketing and sales initiatives to focus on the best growth opportunities. To make this work we implement new sales programs along with distributor incentives and marketing campaigns which means additional spend while also increasing overall operating capital and cash reserves.

New releases in 2020 already include Bridge & Main (a private label brand developed for a 600-store alliance of independent liquor retailers) and Wheat Penny 1958 Bourbon which started hitting retail shelves on July 1, 2020. A third product is currently under review by regulatory authorities and with timely approval will be initially released prior to the end of 2020.

Funding / How Much Are We Looking For?

We're seeking a total of $10.6 million.

Equity will be leveraged with selected debt, including opportunity zone initiatives. A portion of the debt is expected to be subsidized by public entities including the City of Cleveland, Cuyahoga County and the State of Ohio.

Use of Funds:

1. BUILDING CONSTRUCTION. $4,500,000 for space/building acquisition and/or construction, necessary rehabilitation (as applicable), architecture and space design, legal fees, signage, core utility upgrades and build out including production space, tasting room and consumer centric areas, office, meeting areas, storage, repair, loading docks and storage/assembly space.

   On July 14th we finalized a long-term lease for a historic building in the South Flats area of Cleveland. Right on the Cuyahoga River, just south of Collision Bend and within walking distance of major sports venues (Progressive Field and Rocket Mortgage Fieldhouse), the casino, popular restaurants districts, and other planned development. With 25,872 ft^2 of usable space and great views of both the river and downtown Cleveland, **this will be the new home of Cleveland Whiskey.** As first-entry into the Flats South area, we were able to negotiate favorable terms allowing for an extended period or renovation and build-out. The company will pursue historic tax credits as part of the necessary rehabilitation of the building.

2. PRODUCTION EXPANSION. $3,325,000 for increases in production capacity, a new layer of automation and systematic technology improvements. Includes final engineering design and build-out of multiple modular reactor systems and associated support infrastructure, integrated fermentation systems, batch, and continuous distillation equipment as well as necessary blending/filtration, storage, and production bottling equipment. Additions to support equipment associated with the transport and packaging of materials ranging from pumps and piping to forklifts and pallet wrappers.

3. OPERATING CAPITAL / MARKET EXPANSION. $2,175,000 for aggressive market expansion. The objective is to continue and accelerate revenue growth, build, and support both our domestic and international distribution and marketing footprint, expand shelf presence and build brand awareness. Includes operating capital for channel support, increases in our organizational infrastructure and management team as well as requisite inventory and channel build-up. This also includes capital for the anticipated legal, accounting costs, loan processing fees and related consulting costs associated with funding and necessary permit revisions at the State and Federal level.

Note: Actual numbers and proportional spending subject to change based on the amount and timing of equity funding as well as the availability and terms associated with additional debt if required.

Management

Serial entrepreneur **Tom Lix** is Cleveland Whiskey's founder and CEO He was the President and Chairman of application services provider Public Interactive® which he founded in 1995 (acquired by National Public Radio®) and the former President of Market Pulse™, a Cambridge-based database software company and subsidiary of Computer Corporation of America.

Previously, he was President/Chief Operating Officer of Connecticut based Yankelovich Partners (merged into futures group Kantar https://consulting.kantar.com) where he consulted for leading food, beverage, hospitality and entertainment companies.

The list includes, among others, Guinness PLC, Proctor & Gamble, H. J. Heinz Company, Unilever, PepsiCo, The Clorox Company, Burger King, Harrah's Entertainment and the InterContinental Hotel Group. In addition, Lix has consulted to leading media companies and brands such as HBO®, *Time* magazine, and MTV Networks; travel and transportation companies including American Airlines, Amtrak and Northwest Airlines (now Delta); as well as service delivery and technology innovators that included American Express, FedEx® and Visa. More on LinkedIn https://www.linkedin.com/in/tomlix/

Reese Edwards is Cleveland Whiskey's Chief Financial Officer. After graduating from Tulane University in New Orleans, Reese was a roadie for a punk band before joining corporate America. He spent four years at Deloitte in the audit practice, then the next 10 years in publicly traded multi-national manufacturing companies. During his career, Reese was involved in multiple M&A deals on both the buy and sell side, with deals ranging from $6.5 million to $1.8 billion. He is a Certified Public Accountant, and the only Cleveland Whiskey employee that does not drink whiskey.

Don Coffey is both a member of our Board of Directors and Chief Science Officer. Most recently he was the Chief Technology Officer for EDGE Ingredients, LLC, an ingredient company supplying clean label products to the food and beverage industries. Previously, Don was Executive Vice President of Research, Development, and Innovation at MGP Ingredients, a leader in whiskey, neutral spirits, and gin manufacturing in the U.S. He also held research and commercial leadership roles at The Dow Chemical Company. Don earned his PhD in Food Chemistry from Michigan State University and recently, on a 55-day, 2,927-mile adventure, rode his bicycle cross-country.

Andrew Lix, son of company founder Tom Lix and former high achieving Quicken Loans Banker. Lix holds the position of National Sales Director and responsible for all revenue generating activities as well as the leadership of the Cleveland Whiskey sales team. He's held various sales and marketing positions since joining the company in late 2012, only a few months before the company shipped its first bottles.

Brandon Conley, Distillery Manager. A former graphic artist, coffee roaster, beer enthusiast and amateur mead maker, Conley is a creative thinker who's driving significant product improvement initiatives and new product development. He's a hands-on consensus building team leader and key member of the management team. Brandon joined Cleveland Whiskey in 2015.

Rebecca Harmon, Marketing Director. Thoughtful and experienced integrator of design, art and analytics. Harmon joined the company in 2018 and leads the Cleveland Whiskey team responsible for multiple platform company messaging, creation and execution of all design elements and materials, as well as the management of both internal and external company events.

The company currently employs 16 FTE's with 9 in Sales and Marketing, 5 in Operations and 2 in Finance and Administration

Outside Directors

Kevin Cash is currently the Chief Operating Officer for Wilson Elser (Wilson Elser Moskowitz Edleman & Dicker LLP) which is a $400 million law firm with 40 offices around the US. Kevin was previously Chief Financial Officer for Pierce, Bainbridge, Beck, Price & Hecht LLP which is a start-up Law Firm with over 70 attorneys in New York, Los Angeles, Boston, Washington DC, and Cleveland. Prior to that Kevin served as the Chief Financial Officer at Orrick, Herrington & Sutcliffe LLP and Baker & Hostetler, LLP as well as an Advisory Services Partner at Ernst & Young. Kevin holds credentials as a Certified Public Accountant (CPA) and Diplomate of the American Board of Forensic Accountants (DABFA).

Liability and Risk

While we might assert that the Cleveland Whiskey business has no more risk than a typical manufacturing facility, there are potential liabilities associated with employees, contracts, distributors, and customers as well as political and financing entities. We can classify the risk and liability categories into four distinct groups, specifically (1) Manufacturing Risk, (2) Market Risk, (3) Financial Risk and (4) Regulatory Risk.

Manufacturing Risk is attenuated with adequate insurance as well as the implementation of safety protocols to ensure that safety and health standards are adhered to. In addition, and common to brewing, winemaking and distillery operations, adherence to a clean production environment and quality standards associated with the product(s) is required. Established formulations and operational procedures are required to ensure consistent quality and limit unscheduled downtime.

Market Risk is always something to consider but it can be managed and minimized with effective and ongoing consumer research, product testing and evaluation, diversity of product lines and brands brought to market, supply chain analysis, competitive intelligence and productive sales and marketing initiatives.

Financial Risk, whether it's unexpected deviations from plan, cash flow variations, interest rate and/or raw material rate increases, all contribute and yet can be managed. The risk is always present however good

management in the form of financial controls and information systems, fiscally conservative leadership and well-planned growth strategies can and should minimize overall risk.

Regulatory Risk applies to changes in legislation and rule interpretation at the federal, state and international level. Cleveland Whiskey is an active member of the Ohio Distillers Guild, the American Craft Spirits Association, DISCUS (Distilled Spirits Council of the United States) and the American Distilling Institute which helps us to leverage our influence appropriately. Additionally, the company has engaged counsel and consultants to assist navigating areas where in-house knowledge is insufficient.

Pandemic Risk. It's something new and we're all just trying to figure out not only the short-term but the long-term consequences. The future will require flexibility, creativity, and the willingness to adapt and change our business model, as necessary.

Summary

At our core, we're a technology company. A technology company that challenges traditional whiskey production and disrupts established industry business and financial models.

Our approach will have a significant impact on the existing cost structures associated with product manufacturing. No inventory risk, no angel's share, cost effective and systematic incremental product improvement and a manufacturing platform that not only speeds production but allows for considerably faster and more productive innovation.

The underlying strength and future growth prospects for Cleveland Whiskey remain, despite the Covid-19 Pandemic. Although short-term revenue will fall short of pre-pandemic forecasts, the company is seeing improved margins and increased customer loyalty.

For additional information, contact:

Tom Lix, Founder and Chief Executive Officer
tlix@clevelandwhiskey.com

Reese Edwards, Chief Financial Officer
redwards@clevelandwhiskey.com

APPENDIX: Pro-Forma Financial Statements (Covid-19 Pandemic Adjusted)

	2019	2020	2021	2022	2023
Revenue					
Alcohol Sales	1,845,529	2,376,576	3,148,090	10,343,209	25,675,617
Hospitality	133,684	2,750	-	1,230,858	2,461,716
Non Alcohol	26,100	24,017	119,750	208,625	269,938
Total Revenue	2,005,312	2,403,343	3,267,840	11,782,692	28,407,270
Cost of Revenue					
Alcohol	732,007	869,734	1,015,244	3,402,963	9,002,685
Hospitality	-	-	-	864,663	1,329,327
Non Alcohol	152,839	41,358	35,125	40,188	47,781
Total Cost of Goods Sold	884,846	911,092	1,050,369	4,307,814	10,379,793
Gross Margin	1,120,467	1,492,251	2,217,472	7,474,879	18,027,477
Margin Percentage	56%	62%	68%	63%	63%
Selling Expenses					
Wages and Commissions	302,782	368,293	395,395	641,395	791,395
Distributor Costs	167,488	171,450	174,191	783,858	1,959,646
Other Selling	61,418	46,050	77,890	89,318	103,832
Total Selling Expense	531,688	585,792	647,475	1,514,571	2,854,872
Marketing Expenses					
Wages and Commissions	205,790	201,164	288,000	430,000	522,000
Marketing Materials	153,272	125,644	206,660	221,092	235,910
Total Marketing Expense	359,063	326,808	494,660	651,092	757,910
General and Admin Expenses					
Wages	240,927	190,206	237,500	320,500	470,500
Other	146,520	198,475	208,200	226,000	218,890
Federal Excise Taxes	38,705	41,204	54,389	178,941	513,512
Total G&A Expense	426,151	429,885	500,089	725,441	1,202,902
Interest Expense	49,748	64,399	222,900	325,449	319,080
Other, net	(265,251)	25,000	-	-	-
Total Operating Expenses	1,101,398	1,431,885	1,865,125	3,216,553	5,134,765
Pre-Tax Net Income (Loss)	19,069	60,366	352,347	4,258,326	12,892,712

Note: Actual financials may differ from the projections depending upon execution of the business plan, including but not limited to the amount of funds raised, deployed, and allocated (capital expenditures or deductible expenditures) and the application of GAAP. Federal Excise Taxes for all years based on 2020 tax rate. Any changes to this rate may have a material impact. Amounts exclude non-cash stock-based compensation expense. Other (net) in 2019 includes non-cash impact of favorable long-term liabilities settlement, offset slightly by asset impairment charges and inventory write-down. Other (net) in 2020 includes impact of Paycheck Protection Program forgivable loan, offset by certain costs related to PPE production. Financial projections have

been revised to reflect economic uncertainty associated with the Covid-19 Pandemic and reflect what is expected to be a continuing moderating effect on growth and profitability.

APPENDIX: The New Home of Cleveland Whiskey

August 17, 2019. A three-hour Saturday evening event. Over 400 people showed up. We sold just over two-hundred bottles of whiskey plus assorted t-shirts and other distillery merchandise with total revenue for the event slightly less than $8,750. Importantly we had hundreds of conversations with our customers. We told our stories, we shared ideas and we listened while they sampled our whiskies and tried a short cocktail or two.

On September 14th we had a Distillery bottle signing with former boxing champion Ray Mancini. Represented by Youngstown based Ringside Whiskey, one of our private label customers, we sold another 194 bottles with retail revenue of $8,775.

October 12th announced this year's Christmas Bourbon® Party with a record-breaking four-hour event attended by Santa Claus and 748 people (assuming we counted them all). We sold over $22,500 at the event and yet because of the long lines and a parking lot which was over-flowing, some people turned away. We could have done significantly more in a larger space.

With a running average of $8,054 in revenue per event, and a typical crowd size of 359 people, it works out to an average spend of $22.43 per each person in attendance. Importantly, it also introduces new people to our brands, especially when we partner with outside groups like the Special Olympics, the Greater Cleveland Aquarium, Guardian Cold Brew Coffee, the Cleveland Cookie Dough Company, and the Cleveland Museum of Natural History. It's a chance to tell our story and show the relationship of our technology to the special products we're able to create. It's also a chance to thank our customers and thank the Cleveland community for all of their support.

Update: February 29th, Leap Day, we held our first and only 2020 Indoor Open House. A collaboration with local brewery, Avon Brewing. Almost 400 people came to this three-hour event where sales were $10,840. The Covid-19 Pandemic forced us to cancel our next two scheduled events but finally, on June 27, 2020 we held our first ever Curbside Open House.

A total of 165 vehicles, including two bicycles and one Vespa scooter, showed up to buy all of the 220 bottles we'd produced, A honey barrel finished bourbon, arguably one of the best we've ever made, sold out on-line two days before the event and brought in $10,384. Importantly our costs were actually lower, we needed less staffing and even though it was our first time with a drive-up event, it all flowed smoother than expected.

But that's not all.

Almost every person who comes through a distillery tour or attends a distillery event becomes a brand advocate (if they weren't already). With on-site sales of bottles, t-shirts, glasses, and other branded merchandise there's an immediate impact but it extends well beyond the money spent on that occasion. The experience encourages word of mouth and social sharing, generating not just additional awareness but influencing purchase preference as well.

In between the big events we do bi-weekly, hour long distillery tours for small groups well as a series of privately booked small events. There are also a few walk-ins but we're not exactly in a tourist friendly spot.

Every month, on average, another 80 to 100 people come through the Distillery with average revenue per person of $39.21. The opportunity is pretty clear, we need to increase the frequency our tour groups while expanding the size and revenue opportunities of our larger scheduled events.

Despite changes due to the recent pandemic and the potential for a cultural shift toward more social distancing and smaller groups, designed appropriately, the opportunity remains clear for us to increase the frequency of our scheduled tour groups even as we reconsider the size and configuration of our larger scheduled events.

Here's the Problem.

We don't have the space, the layout, or the location. Our current facility, co-located within the MAGNET advanced manufacturing technology incubator https://www.manufacturingsuccess.org/ is simply too small and the location itself is less than optimal for any form of visibility or use as a successful event or tour venue. Admittedly we also didn't design the space to allow for an engaging tour experience.

Our sales trajectory indicates that we hit production capacity at our current facility and with our current equipment in late 2020. Even with some expected interim investments at our current site, we'll hit hard limits later in 2021 and in the process make our current facility much too crowded to facilitate even small events. It's a small-scale production space, an incubator space, plain and simple. The limits also mean we buy supplies like bottles, boxes, and grain in smaller quantities. Our costs are higher because of it.

It also means we've sourced the better part of our raw bourbon and rye distillate from large suppliers in Kentucky, Indiana, and Ohio. There hasn't been room to handle sufficient quantities of grain, run mash and fermentation tanks and then conduct our own distillations, at least not in the quantity we require. That means we blend what we make on site with sourced distillate. It's an extra step and requires distillation at a relatively small scale. Again, our costs are higher because of it.

The Solution.

With funding to support a significantly expanded facility, we create a more experiential facility which highlights the work we do, how we use innovation and what makes us different and interesting from both a consumer and potential industry partner perspective. Unlike more traditional distilleries, this facility will highlight the science and technology of future-state beverage alcohol production. To complement each guest experience and provide for additional revenue opportunities, the new facility would include a restaurant, full-service bar area, an expanded tasting room and bottle shop.

This aggressively and effectively promotes consumer advocacy which means positive word-of-mouth and active social posting. In turn, this activity drives new customers to purchase and existing customers to repurchase.

Not insignificantly, we also get the production space we need to continue growth, implement new technologies and develop new product lines. More space means improved management of raw materials, work in progress and finished inventory along with economies of scale in our fermentation and distillate runs. That would help to reduce our costs, provide greater production flexibility and ensure optimal margins where there are incentives for local production.

We've been actively seeking a facility to enable production at annual levels approaching 200,000 proof gallons (over a million bottles a year), support an active on-site restaurant, bar and events area in addition to facilitating an aggressive increase in facility tours.

Although we've narrowed our search considerably, a final decision will be based on an analysis of cost versus value (i.e. square footage costs as compared to visibility and expected traffic flow) as well as the expected impact of what each property might have on our overall valuation and exit probabilities.

More detailed engineering and architectural work will build on the work we're doing now. Although we're seeking preliminary approvals in advance, as part of the initial property decision process, formal approvals from the relevant authorities are expected, depending on the property, to take up to six months for full processing.

Concurrently, the company is seeking necessary funding so that actual construction can begin immediately after necessary approvals. The build process, including all internal engineering, equipment acquisition and installations, as well as all the necessary Federal, State and City permits are expected to take from twelve to eighteen months.

The company plans to continue operations at the existing MAGNET facility during this time frame.

Bottom Line.

Increasing our tour schedule from bi-weekly to a minimum of nine tours each week (2x every Wednesday, Thursday, Friday and 3x on Saturday) while increasing the tour size to 25 people per group significantly boosts our estimated revenue, adding over $38,000 to distillery revenue each and every month. That's in addition to larger and more lucrative Open House events on a regular basis.

Tours also move traffic to the restaurant/bar, and vice versa, where there will be additional revenue opportunities. Although phased in over a multiple-year period, annual restaurant/bar activity is expected to boost overall hospitality revenue to almost $5 million, making it a significant portion of our overall growth in the near-term. **See Appendix: Pro Forma Financial Statements.** The activity also increases exposure to our alcohol brands and generates additional awareness and customer engagement).

Expanded production and storage allow for bulk purchases of grain, bottles, boxes, and other materials which will reduce production costs while also allowing for on-site fermentation and distillation. On site production in turn allows for greater flexibility in mash bill selections, use of organic grains where appropriate and blockchain implementation to track supplier inputs and a move to clean-label implementation.

Note that while it's expected that in the short-term, we will continue with out-sourcing distillate production to better leverage our production rates and maintain margins, an increasing percentage of our production will be conducted on-site when there are measurable benefits, both financial and in terms of product flexibility.

We just leased a 25,872 ft^2 turn-of the century brick industrial space primarily one level with a smaller 2nd floor area at the north end of the building. On Stone Levee, the building sits directly across the Cuyahoga River just south of Collision Bend. We've arranged a 15-year base lease with three 10-year renewal options insuring both flexibility and stability.

The entirety of Stones Levee is currently undeveloped with a single small operating business, Mid-Continent Coal and Coke Company. There are however significant development plans for the area which would dramatically improve the commercial activity environment.

Prior to executing our lease agreement, Osborn Engineering conducted a Building Condition Assessment which reviewed the building structural, electrical, and mechanical integrity. As part of their work they compiled a list of items to repair, replace and/or maintain along with repair options and estimates of probable cost.

Additionally, a Supplemental Limited Phase II Environmental Investigation and Pre-Renovation Asbestos Survey was conducted by Partners Environmental Services www.partnersenv.com. Findings indicated only minimal remediation requirements which will be met prior to occupancy and as part of the overall building rehabilitation.

The intent as expressed in our Lease is to register the building as historic and seek any relevant and applicable tax credits available. To assist with that process the company has retained consultants from the PlaceMark Collaborative and the Historic Preservation Group http://historicpreservationgroup.com.

To assist with available public financing and grant funding, the company has engaged Tracey Nichols, Director of Financial Services at Project Management Consultants LLC www.aboutpmc.com. Tracey is formerly the Economic Development Director for the City of Cleveland.

The architectural design firm DLR Group https://www.dlrgroup.com/about/ with depth of experience in both historic renovations and sustainable design has been retained to develop preliminary concepts providing for a fully integrated production, enhanced hospitality and technology focused experiential environment.

APPENDIX: Technology Development and Research

Existing producers of whiskey are stuck with tradition. Using time and seasonal change, coupled with clear spirits and cyclically expensive and often hard to source oak barrels to age whiskey, producers have created their own constraints. An aging process which takes anywhere from 6 to 12 years.

The whiskey must be continually absorbed into and released from the oak pores to both subtract undesirable flavors and add the desirable ones. Changes in temperature facilitate the process by altering the molecular motion of the fluid, improving flow along surface areas, and facilitating pressure changes within the container itself. In traditional practice, this is a natural occurrence with daily temperature differentials changing pressure in the barrel. You'll notice that Scotch is typically aged for a longer time than Kentucky Bourbon. Temperatures, on average, are milder in Scotland and daily differentials are smaller, which account for a less active and therefore slower natural process.

The Cleveland Whiskey pressure-aging process combines a significant increase in surface area, while also dramatically accelerating the cycle of temperature and pressure change associated with the aging of whiskey. Increasing the frequency and range of pressure differentials within a controlled oxygenated environment dramatically speeds the "traditional" maturation process.

Importantly, the technology provides a series of competitive advantages. Our process provides for substantial reductions in production cycles, systematic improvements and innovation in flavor development, quantifiable reductions in the risks associated with maintaining long-term inventories and dramatic changes in the time required for new product development. Not insignificant is the elimination of what the industry fondly calls the "angel's share", evaporative loses which cumulative can range from 30 to 40% during the time in which spirits are traditionally "aged" in a barrel. Resultant COGS savings, depending on the stage at which our process is enabled can be significant.

During our 2012 pre-production phase, we conducted a series of controlled experiments using our newly developed pressure-based maturation system. With each run independently tested, analyzed and profiled using gas chromatography/mass spectrometry technology and pattern recognition procedures (*J. Agric. Food Chem.* 2006, *54*, 1982 - 1989: "Supervised Pattern Recognition Procedures for Discrimination of Whiskeys from Gas Chromatography/Mass Spectrometry Congener Analysis"). Analysis for the preproduction samples was outsourced to Kentucky based Brewing and Distilling Analytical Services (to insure both accuracy and results verification/credibility).

As part of the analytical process, test profiles were compared to a series of known control samples (traditionally aged spirits based on identical pre-barrel inputs) as well as other "branded" products. Each subsequent experimental wave further defined which of the test batches proved closest to the profiles and parameters of the control samples.

Selection of those test batches which were either (1) very similar to the control, (2) identical to the control or (3) superior to the control. Each successive test has contributed to the process of optimizing variables and values associated with our proprietary process of pressure aging.

The results of our pressure-aging and flexible maturation process have been incredibly successful. Our ability to rapidly experiment, incorporate continuous improvements and develop aromas and flavors outside the limits of traditional production has been demonstrated not only in blind taste tests, but with a string of awards and medals at competitions around the world.

The process has also enabled the production of marketable wood by-products. The selected wood we use to make our whiskey, carefully sized, measured and moisture controlled which after production results in a bourbon infused small block suitable for use in barbeque and smoking.

Monetized as Bourbon Infused Smoker Bricx™, the blocks are packaged wet and sold both through retailers and on-line (www.smokerbricx.com). The product line was released for market testing in late 2017 and is currently sold in 329 ACE Hardware locations.

As part of a continuing evaluation of product line revenue and margin expectations, Smoker Bricx production and marketing has been gradually phased down in 2020 with labor resources re-allocated into more productive areas. By 2021 production will have been fully discontinued.

The company maintains a series of carefully guarded trade secrets associated with the process and has been issued United States Patent 8,889,206 and United States Patent 10,369,719.